UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Avenida Jujuy 2013

Ciudad Autónoma de Buenos Aires

Argentina C1247ABI

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Despegar.com Appoints Chief Financial Officer

BRITISH VIRGIN ISLANDS, August 3, 2023 — (BUSINESS WIRE) — Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading online travel company, today announced that Mr. Amit Singh has been appointed Chief Financial Officer (CFO), effective August 21, 2023. Mr. Singh brings significant financial and capital market experience to Despegar and will be responsible for overseeing Despegar’s Finance, Accounting, Tax and Treasury operations and Investor Relations. He will report to Damián Scokin, Chief Executive Officer (CEO).

Mr. Singh comes to Despegar with over 15 years of finance experience, including most recently as the CFO of Nasdaq-listed AgileThought, a global provider of digital transformation services and custom software development. Previously, Mr. Singh was Head of Finance, U.S. & Global Head of Investor Relations at NYSE-listed Globant S.A., a leading global technology service provider. Additionally, Mr. Singh has held several roles at leading investment banks, mainly covering technology companies as an equity research analyst.

Mr. Singh holds a Master of Business Administration from the Kellogg School of Management at Northwestern University and a Master of Science in aerospace engineering from the University of Maryland. He also completed an executive education program for chief financial officers at Harvard Business School.

Damián Scokin, CEO, commented:

“I’m pleased to welcome Amit to Despegar’s executive team. Amit’s extensive background in corporate finance and capital markets will play a pivotal role as we continue to target and seize growth opportunities across our markets. We are confident that his vast experience will be valuable in advancing our strategic plan to drive earnings power and further consolidate our leadership position in Latin America. Amit’s skillset as well as his well-established track record of helping to deliver strong financial performance make him a key addition to our team. I would also like to thank Maria Bettina Zubin for her substantial contributions as interim CFO.”

Amit Singh, incoming Chief Financial Officer, added:

“I’m thrilled to be joining Despegar at this exciting time and look forward to working with the team to solidify the Company’s leading position in the region’s travel market. Despegar has built an incredible brand and has achieved remarkable growth. I share Damian and the rest of the team’s enthusiasm about the numerous opportunities ahead, and I’m excited to help lead the next phase of this incredible journey.”

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Best Day, Viajes Falabella, ViajaNet, Stays and Koin, and has become one of the largest travel companies in Latin America which offers tailor-made experiences to more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the objective of improving people’s lives and transforming the customer experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experiences. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

CONTACT:

Investor Relations

Despegar.com, Corp.

Luca Pfeifer, (+57) 315 382 4802

investorelations@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel